Exhibit 99.3

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Updated Preliminary Economic Assessment, Bolivar Mine, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated September 21, 2021, with an effective date of December 31, 2019 (the “Technical Report”). The previous report was titled “Preliminary Economic Assessment, Bolivar Mine, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated October 19, 2020 with an effective date of December 31, 2019

I, Cliff Revering, P. Eng., do hereby certify that:

1	I am a Principal Consultant with the firm SRK Consulting (Canada) Inc., with an office at Suite 600, 350 3rd Ave. North, S7K 6G7, Saskatoon, Saskatchewan, Canada.

2	I am a graduate of the University of Saskatchewan in 1995 with a B.E. in Geological Engineering and completed a Citation in Applied Geostatistics from the University of Alberta. I have practiced my profession continuously since 1995. My relevant experience includes 25 years employment in the mining industry, related to exploration, mine operations and project evaluations, with a specialization in geological modelling, mineral resource and reserve estimation, production reconciliation, grade control, exploration and production geology and mine planning..

3	I am a professional Engineer registered with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS#9764)

4	I have not visited the Bolivar Mine.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6	I am independent of the issuer as defined in Section 1.5 of NI 43-101.

7	I accept professional responsibility for Sections 7 through 12, Section 14, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

8	I have had prior involvement with the subject property.

9	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portions of the Technical Report not misleading.

10	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 27 day of September, 2021, in Saskatoon, Saskatchewan, Canada.

[“signed and sealed”]

Cliff Revering, P. Eng.,

Principal Consultant - Mining

SRK Consulting (Canada) Inc.